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08003979

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ACL Alternative Fund

*CURRENT ADDRESS

PROCESSED
JUL 25 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34999 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/24/08

RECEIVED
2008 JUL 23 P 2: 13
FICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-07

ACL Alternative Fund Limited

Annual Report & Audited Financial Statements
January 1, 2007 to December 31, 2007

Abbey Capital Limited, a Commodity Pool Operator of ACL Alternative Fund Limited, operates under a claim for exemption made pursuant to sub-section 4.7 of Regulations issued pursuant to the Commodity Exchange Act, as amended.

ACL Alternative Fund Limited
Table of Contents
December 31, 2007

ACL Alternative Fund Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

Affirmation Required by the Commodity Exchange Act, Regulation§4.7(b)(3)(i)

I, Anthony Gannon, director of Abbey Capital Limited, hereby affirm that, to the best of my knowledge and belief, the information contained in this annual report is accurate and complete.

____
Anthony Gannon
Director, Abbey Capital Limited

Registered Office: Chancery Hall, 52 Reid Street, Hamilton HM 12, Bermuda

Directors
Anthony Gannon
(Non-Executive Director)
William D. Thomson
(Independent Non-Executive Director)
Nicholas Hoskins
(Independent Non-Executive Director)

Investment Manager
Abbey Capital Limited
1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland

Auditor
KPMG
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Listing Sponsor
McCann FitzGerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

Legal Adviser
Conyers Dill & Pearman
Clarendon House
2 Church Street
Hamilton
Bermuda

Custodian
Daiwa Securities Trust and Banking (Europe) Plc
5 King William Street
London EC4N 7JB
England

Registrar & Transfer Agent
Daiwa Europe Fund Managers Ireland Limited
Level 3, Block 5
Harcourt Centre
Harcourt Street
Dublin 2
Ireland

Administrator
DPM Mellon LLC
400 Atrium Drive
Somerset
New Jersey 08873
United States of America

Corporate Secretary & Bermuda Registrar
M.Q. Services Limited
Chancery Hall
52 Reid Street
Hamilton HM 12
Bermuda

ACL Alternative Fund Limited (the "Company" or "Fund") was incorporated as an open-ended investment company in Bermuda on January 4, 2002. The Company has created eight share classes, of which four are currently in issue, two USD Share Classes, A and B, a Euro Share Class A and a GBP Share Class B. The Directors have the power to issue further share classes in different currencies in the future. The USD Share Class A began trading on January 31, 2002, the USD Share Class B was launched on July 3, 2006, the Euro Share Class A was launched on July 1, 2004 and the GBP Share Class B was launched on January 30, 2006. The USD Share Class A is listed on the Irish Stock Exchange, and its Net Asset Value ("NAV") per share on December 31, 2007 was $181.68. The NAV per share of the USD Share Class B, Euro Share Class A & GBP Share Class B on December 31, 2007 were $110.92, €128.53 & £114.92 respectively.

The Company has three feeder funds: Abbey Global LP and ACL Fund SICAV Limited who invest in excess of 40% of their assets in the Company and the Abbey Capital Multi Manager Fund Limited. This fund was launched in January 2, 2007 and invests the majority of its assets into the Company.

Investment Objective and Strategy

The Company operates as a multi-manager fund, allocating assets to Commodity Trading Advisors (CTAs). These CTAs are given a power of attorney to trade on behalf of the fund through managed accounts with the Fund's three main brokers. By investing in a wide range of trading and investing strategies, the Company aims to produce positive long-term returns of 10 – 12% per annum over the risk free rate. Each component of the portfolio is chosen on the basis of the following historic characteristics (i) long-term positive returns on capital invested, (ii) favorable risk-adjusted returns, and (iii) a correlation between its returns and the returns on equities ranging from low positive to high negative, ideally with a tendency to have a negative correlation with equities when equities are declining.

Fund Performance to date

The Fund commenced trading on January 31, 2002, with an NAV per share of $100, and this increased to $181.68 on December 31, 2007. The Fund currently invests in twenty CTAs and four CTA relationships have been terminated to date. The CTAs have provided significant diversification in terms of equity risk, and they also differ from each other in their trading strategies, providing the Fund with exposure to medium and long-term trendfollowing as well as momentum, value trading and discretionary macro strategies.

The Fund recorded another profitable year returning +7.6% to investors in 2007, taking the annualized rate of return of +10.5%, yielding a cumulative return of +81.7% since its inception in January 2002.

The Fund's solid performance was generated from a variety of sectors, clearly highlighting the continued benefits of trading style diversification. The relative outperformance of short-term trading styles and exposure to commodities was central to the ACL Alternative Fund's performance in 2007. Short-term trading performed well, thus reaffirming our decision to allocate to this strategy, despite this trading style's underperformance in the low volatility environments of 2005 and 2006. Furthermore, performance divergence was evident amongst trendfollowers through to year-end, who tend to exhibit a relatively high correlation to each other. Our continued commitment to agricultural commodities was rewarded as this sector delivered strong returns in 2007, especially through exposure to grains. The ACL Alternative Fund has been consistent in its exposure to the agriculture sector despite difficult trading conditions in recent years.

The research team continues to monitor the universe of commodity trading advisors with the view to rationally enhancing the portfolio to deliver superior risk-adjusted returns through a diversified blend of managers and market sectors.

Abbey Capital has continued to grow in terms of assets under management and staff numbers, employing 27 people and 2 additional hires planned for early 2008. Abbey Capital remains fully committed to enhancing its research capability and to improving the service it offers clients. In this regard, Abbey Capital continues to invest in its staff and technology infrastructure to better deliver a range of innovative investment products to its clients, with favorable correlation characteristics to equity markets.

Abbey Capital Limited
25 February 2008

KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the accompanying financial statements of ACL Alternative Fund Limited ("the Fund"), which comprise the statement of assets and liabilities and the condensed schedule of investments as at December 31, 2007, and the related statements of operations, changes in net assets and financial highlights for the year ended December 31, 2007, and a summary of significant accounting policies and other explanatory notes.

Director's Responsibility for the Financial Statements

The Directors are responsible for the preparation and fair presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2007, and its financial performance for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

KPMG

KPMG
Chartered Accountants

March 7, 2008

ACL Alternative Fund Limited
Condensed Schedule of Investments
December 31, 2007

	2007 Fair Value US$	2007 % of Net Asset Value
Short term deposits		
Allied Irish Bank 07/01/08 5.20%	69,624,859	9.35%
Bank of Scotland 18/01/08 4.935%	69,007,162	9.26%
BNP Paribas 10/01/08 5.1725%	68,972,462	9.26%
Bank of Ireland 24/01/08 4.84625%	69,125,863	9.28%
Rabobank 31/01/08 4.795%	69,124,354	9.28%
Ulster Bank 10/01/08 5.1725%	69,098,425	9.28%
Danske Bank 18/01/08 4.905%	36,955,429	4.96%
Wachovia Bank 24/01/08 4.86625%	36,956,999	4.96%
Barclays Bank 18/01/08 4.79625%	37,059,154	4.97%
IIB Bank 02/01/08 4.805%	36,982,756	4.96%
Total short term deposits (cost US$562,907,463)	562,907,463	75.57%
Purchased Option Contracts		
Various Currencies Forward Contracts	35,797	0.00%
Various Interest Rate Contracts	191,897	0.03%
Various Stock Index Futures Contracts	2,311,400	0.31%
Various Commodity Futures Contracts	481	0.00%
Total Options (cost US$2,513,339)	2,539,575	0.34%
Investments in Long Futures Contracts		
Various Currencies Futures Contracts	(2,091,443)	(0.28%)
Various Energy Futures Contracts	8,034,817	1.08%
Various Grains Futures Contracts	13,517,986	1.81%
Various Index Futures Contracts	313,205	0.04%
Various Interest Rate Futures Contracts	5,637,193	0.76%
Various Meats Futures Contracts	75,286	0.01%
Various Metals Futures Contracts	4,116,407	0.55%
Various Tropical Futures Contracts	349,852	0.05%
	29,953,303	4.02%
Investments in Short Futures Contracts		
Various Currencies Futures Contracts	287,625	0.04%
Various Energy Futures Contracts	(1,744,351)	(0.23%)
Various Interest Rate Futures Contracts	1,365,968	0.18%

Various Lumber Futures Contracts	128,887	0.02%
Various Meats Futures Contracts	1,563,830	0.21%
Various Metals Futures Contracts	(64,576)	(0.01%)
Various Tropical Futures Contracts	(1,326,111)	(0.18%)
Various Stock Index Futures Contracts	831,178	0.11%
	1,042,450	0.14%
Long Forward Currency and LME Metal Contracts		
Various Currencies Forward Contracts (Note 8)	250,946	0.03%
Various LME metals Forward Contracts	787,083	0.10%
	1,038,029	0.13%
Short Forward Currency and LME Metal Contracts		
Various Currencies Forward Contracts (Note 8)	83,411	0.01%
Various LME metals Forward Contracts	208,663	0.03%
	292,074	0.04%
Net unrealized gain on futures and forward contracts	32,325,856	4.34%
Other net assets and liabilities	147,153,760	19.76%
Net assets	744,926,654	100.00%

ACL Alternative Fund Limited
Statement of Assets and Liabilities
December 31, 2007

	2007 US$
Assets	
Investments in short term deposits at fair value (Note 2)	562,907,463
Investments in options at fair value (cost: US$2,513,339)	2,539,575
Net unrealized gain on futures and forward contracts	32,325,856
Cash held at bank – Daiwa	6,951,371
Due from brokers (Note 11)	194,159,077
Total assets	798,883,342
Liabilities	
Depreciation deposits / Equalization credits (Note 3)	1,637,474
Trading advisors' management fees payable (Note 3)	1,169,955
Management fees payable (Note 3)	488,637
Trading advisors' incentive fees payable (Note 3)	5,062,904
Incentive fee payable (Note 3)	1,391,426
Administration fees payable (Note 3)	92,381
Accrued expenses (Note 6)	248,812
Subscriptions received in advance	875,000
Redemptions payable (Note 2)	42,990,099
Total liabilities	53,956,688
Net Assets	744,926,654
Analysis of Net Assets	
Paid-in capital (Note 5)	591,333,671
Distributable earnings	153,592,983
Net Assets	744,926,654
Shares in issue – USD Share Class A	3,359,870
Shares in issue – Euro Hedged Share Class A	604,717
Shares in issue – GBP Hedged Share Class B	7,343
Shares in issue – USD Share Class B	174,348
Net asset value per share – USD Share Class A	$181.68
Net asset value per share – Euro Hedged Share Class A (€128.53)	$187.69
Net asset value per share – GBP Hedged Share Class B (£114.92)	$228.12
Net asset value per share – USD Share Class B	$110.92

The Financial Statements were approved by the Board of Directors and signed on their behalf by:

Director *Director*

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Statement of Operations
December 31, 2007

	2007 US$
Investment income	
Interest income (Note 2)	33,873,078
Expenses	
Trading advisors' management fees (Note 3)	7,070,635
Trading advisors' incentive fees (Note 3)	15,193,060
Management fees (Note 3)	5,193,348
Incentive fees (Note 3)	4,213,784
Administration fees (Note 3)	985,663
Accounting & Audit fees	83,557
Directors' fees (Note 3)	15,000
Legal, Tax & misc fees (Note 3)	27,270
Total expenses	32,782,317
Net investment income	1,090,761
Net realized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	57,502,619
Net unrealized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	2,843,766
Net realized and unrealized gain from investments and foreign currency	60,346,385
Net increase in net assets resulting from operations	61,437,146

The Financial Statements were approved by the Board of Directors and signed on their behalf by:

Director *Director*

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Statement of Changes in Net Assets
December 31, 2007

	2007 US$
Net increase in net assets resulting from operations	
Net investment income for the period	1,090,761
Net realized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	57,502,619
Net unrealized gain on	
Investments in options, futures, and forward foreign exchange contract transactions and translations	2,843,766
Increase in net assets as a result of operations	61,437,146
Capital transactions	
Proceeds on issue of shares	342,489,408
Paid on redemption of shares	(184,170,663)
Depreciation deposit applied (Note 3)	3,221,236
Net proceeds from capital transactions	161,539,981
Net increase in net assets	222,977,127
Net assets	
Beginning of year	521,949,527
End of year	744,926,654

The accompanying notes are an integral part of these financial statements.

ACL Alternative Fund Limited
Financial Highlights
December 31, 2007

The following table includes selected data for share classes outstanding throughout the year/period and other performance information derived from the financial statements. The per share amounts which are shown reflect the income and expenses of the fund.

	2007 USD Share Class A USD	2007 EUR Hedged Share Class A EUR	2007 GBP Hedged Share Class B GBP	2007 USD Share Class B USD
Net investment income*	0.23	0.12	0.13	0.13
Net realized and unrealized gain on Investments	12.55	6.70	7.38	7.17
Net increase in net asset value per share	12.78	6.82	7.51	7.30
Net asset value per share				
Beginning of year	168.90	121.71	107.41	103.62
End of year	181.68	128.53	114.92	110.92
Total return before incentive fees	9.97%	7.29%	9.32%	9.53%
Incentive fees	(2.40%)	(1.69%)	(2.33%)	(2.49%)
Total return after incentive fees	7.57%	5.60%	6.99%	7.04%
Ratio of expenses to average net assets before incentive fees**	1.94%	1.94%	2.19%	2.17%
Ratio of expenses to average net assets*	4.79%	4.63%	5.17%	5.32%
Ratio of net investment gain to average net assets*	0.16%	0.16%	0.16%	0.16%
Net assets at end of year in USD	610,419,135	113,492,935	1,675,112	19,339,472

* Calculated based on average shares outstanding during the year.

** Incentive fees paid/payable to trading advisors and investment manager.

1. **The Company and its activities**

The ACL Alternative Fund Limited ("the Company") is an open-ended investment company, located in Bermuda with variable capital and limited liability. The Company was incorporated on January 4, 2002. Investors may invest in the Company directly or via one of the affiliated funds, the ACL Fund SICAV Limited or the Abbey Global LP or a feeder fund Abbey Capital Multi-Manager Fund Limited.

The investment objective of the Company is to achieve long term capital appreciation for its Shareholders, by operating as a multi-advisor fund. Each trading advisor has power of attorney to execute trades on behalf of the Company through a managed account in the Company's name held with one of the Company's principal brokers.

The Company has created eight share classes, of which four are currently in issue, a USD Share Class A, Euro Hedged Share Class A, USD Share Class B and GBP Hedged Share Class B. The USD Share Class A is listed on the Irish Stock Exchange. Investors may invest in the Company directly or via an affiliated fund, the ACL Fund SICAV Limited or a feeder fund, Abbey Capital Multi-Manager Fund Limited.

The functional currency is the United States Dollar (USD).

2. **Significant accounting policies**

These financial statements are presented using the United States Dollar (USD) as the functional currency and are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Estimates and assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Basis of preparation
The financial statements are prepared under the historical cost convention, as modified by the revaluation of investments to fair value.

Recognition of income
Interest income is accounted for on an accrual basis and recognized in the statement of operations.

Valuation of investments
The value of any security traded on a stock exchange is valued at the last reported trade quoted on such exchange or, if not available, at the mean between the exchange quoted bid and ask prices at the close of business. This equates to fair value as it represents the amount at which the security could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

2. Significant accounting policies (continued)

Valuation of investments (continued)
Derivative instruments dealt on a market will be valued at the settlement price as of the date of valuation for such instruments on such market as this equates to fair value.

In the event of no ready market value or counterparty quote being available, or if such valuation is not representative of the asset's fair market value, DPM Mellon LLC (the "Administrator") is entitled to use other generally recognized valuation principles in order to reach a proper valuation of that specific asset, provided that any alternative method of valuation is approved by the Custodian.

Realized gains and losses on investments are determined on a first-in first-out basis, except for futures where opening trades undertaken on the same day are netted prior to the application of first-in, first-out.

Foreign currency
Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Options purchased
When an option is purchased, an amount equal to the premium paid is recorded as an investment and is subsequently adjusted to the current market value of the option purchased. Premiums paid for the purchase of options which expire unexercised are treated by the Company on the expiration date as realized losses. If a purchased call option is exercised, the premium increases the cost basis of the security or foreign currency purchased by the Company.

Short-term deposits
Short-term deposits are stated at amortized cost, which approximates fair value.

Forward currency contracts
The unrealized gain or loss on open forward currency contracts is calculated by reference to the difference between the contracted rate and the rate to close out the contract. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. Realized gains or losses include amounts on contracts which have been settled or offset by other contracts with the same counterparty.

2. **Significant accounting policies (continued)**

Forward currency contracts (continued)
The unrealized gains and losses as a result of marking these forward exchange contracts to market at December 31, 2007 are included in the statement of assets and liabilities. The change in market value of forward exchange contracts is included in the statement of operations.

Futures contracts
Initial margin deposits are made upon entering into futures contracts and are generally made in cash. During the period the futures contract is open, changes in the value of the contract are recognized as unrealized gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each day's trading. Unrealized gains and unrealized losses are disclosed net on the statement of assets and liabilities. When the contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Company's basis in the contract.

Brokerage commissions
Brokerage commissions, including other trading expenses, are charged to expenses as they are incurred to open a position, and an amount accrued for the close out of the position.

Redemptions payable
In accordance with the Statement of Financial Accounting Standards No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150) issued by the Financial Accounting Standards Board, a request for redemption of shares by an investor is considered a mandatorily redeemable financial instrument and shall be classified as a liability. Accordingly, requests for redemptions amounting to US$6,252,495 were effective at January 2, 2008 have been reclassified to redemptions payable on the statement of assets and liabilities.

New accounting pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement in Financial Accounting Standards No. 157 "Fair Value Measurements" (FAS 157).This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.. FAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007. As at 31 December 2007, the Fund does not believe the adoption of FAS 157 will impact the amounts reported in the financial statements, however, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurement reported in the statement of operations of a fiscal period.

All instruments held by the Fund are valued using directly observable market prices in order to determine fair value.

3. Fees and expenses

There are no class specific expenses except where in the interests of seeking the optimal protection of a shareholder's investment, the Company may engage in foreign exchange hedging transactions for the Euro Hedged Share Class A and GBP Hedged Share Class B (where profits, gains and losses, costs, income and expenditure consequent upon such hedging transactions are allocated to that class).

Management and incentive fees
The Company will pay to the Investment Manager an annual fee based on the Net Asset Value of the Company on the Dealing Day each month payable monthly in arrears at a rate of 0.75% ("A" Share Classes) or 1% ("B" Share Classes) per annum of the Net Asset Value of the Company. .Management fees for the period ended December 31, 2007 were $5,193,348 of which $488,637 remains payable at the year end.

The Investment Manager is also entitled to an incentive fee for each calendar quarter equal to 7.5% ("A" Share Classes) or 10% ("B" Share Classes) of the Net New Investment Profit (as defined below) for the quarter. Abbey Capital Limited received incentive fees of $4,213,784 during the year, of which $1,391,426 were payable by the Company at the end of the year.

"Net New Investment Profit" means, the increase in the Company's Net Asset Value of the applicable class outstanding in respect of each calendar quarter, prior to the deduction of the Investment Manager's incentive fee, and subject to a high water mark. The incentive fee will be accrued and taken into account in the calculation of the Net Asset Value per Share on each Valuation Day.

Investment manager and trading advisor equalization
The incentive fee calculation in respect of the Company is computed by operating an equalization accounting system so that each Share is charged an incentive fee that is based upon that Share's performance.. This structure is intended to reduce the impact on existing shareholders of incentive fees attributable to capital contributed or withdrawn during a performance period, and allows that all Shares within the same Share class have the same Net Asset Value per Share.

Where an investor subscribes for Shares at a time when the Net Asset Value per Share is less than the high water mark then an adjustment is required to reduce inequalities that may otherwise result to the respective subscriber, to the other Shareholders of the Company, or to the Investment Manager or Trading Advisor. The high water mark is the greater of (i) the highest Net Asset Value per Share on the last day of any calendar quarter and (ii) the initial issue price for the Shares, both adjusted to take into account any distributions made in the interim.

Where Shares are subscribed at a time when the Net Asset Value per Share is less than the high water mark, no incentive fee will be accrued for existing Shareholders until the high water mark has been recovered. New Shareholders will however, in effect, be required to pay an incentive fee with respect to any subsequent appreciation in the Net Asset Value per Share of those Shares until the high water mark has been achieved (the "Depreciation Deposit"). The Depreciation Deposit is the incentive fee that is payable if the Net Asset Value per Share increases up to the high water mark. The Depreciation Deposit is recorded on the statement of assets and liabilities as a liability. .This liability is reduced when the related incentive fee is paid to the Investment Manager and Trading Advisors.

During the period ended December 31, 2007, incentive fees of $3,221,236 were paid from the Depreciation Deposit account. As at December 31, 2007, $1,341,923 relates to incentive fee due to the Trading Advisors with $253,495 due to the Investment Manager from the Depreciation Deposit account.

3. Fees and expenses (continued)

Investment manager and trading advisor equalization (continued)
The Depreciation Deposit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Where Shares ("Premium Shares") are purchased at a time when the Net Asset Value per Share is greater than the high water mark, the prospective investor is required to pay an additional sum equal to the accrual then in place per Share in respect of the incentive fee (an "equalization credit"). The equalization credit is designed to ensure that all Shareholders have the same amount of capital at risk per Share. The equalization credit may be returned to the investor in the form of shares providing the net asset value per share remains above the high watermark at the end of a subsequent performance period.

To the extent that the net asset value per share declines below the offer price, so the proportionate reduction in the equalization credit is returned to the investor. The equalization credit is recorded on the Statement of Assets and Liabilities as a liability. This liability is reduced when shares are returned to the investor. As at December 31, 2007 the equalization credit payable to investors amounted to $42,056.

The equalization credit will be maintained in a bank account of the Company and will not be invested in the Company. Any interest earned on funds in this bank account will accrue for the benefit of the Company.

Trading advisors – managed accounts
The Company operates as a multi-advisor fund as the Directors believe that the Company's investment performance may remain more consistent and less volatile over the long-term than if a single trading advisor were employed. Each advisor is given power of attorney to execute trades on behalf of the Company through a Managed Account in the Company's name held with one of the Company's Principal Brokers to which the Directors have allocated a portion of the Company's assets.

The Company pays to the external Trading Advisors an annual management fee based on the notional value of the Company's assets allocated by the Investment Manager to the Trading Advisor payable monthly in arrears. Fees range from manager to manager from a minimum of 0% to a maximum of 2% per annum based upon the Trading Advisor's notional assets under management. Trading Advisors' management fees for the year ended December 31, 2007 was $7,070,635, of which $1,169,955 was payable at the end of the year The Company pays to the Trading Advisors an incentive fee each calendar quarter when Net New Trading Advisor Profit has been generated. Incentive fees range from 0% to 25% per annum of Net New Trading Advisor Profit (as defined below) for the quarter (the "Incentive Fee"). Trading Advisors' incentive fees for the year ended December 31, 2007 was $15,193,060, of which $5,062,904 was payable by the Company at the end of the year.

"Net New Trading Advisor Profit" means, with respect to any calendar quarter, any net profits (or losses) realized on all transactions closed out in the Managed Account during the quarter (after deduction of brokerage commissions, exchange fees, NFA fees and

3. Fees and expenses (continued)

Trading advisors – managed accounts (continued)
give-up fees, but prior to the deduction of any fees charged by the Investment Manager, Administrator or Custodian for services to the Company, plus (A) the change in net unrealized profits (or losses) on open positions in the Managed Account as of the end of the quarter versus the amount of such unrealized profits (or losses) on open positions in the Managed Account as of the end of the preceding quarter, minus (B) the Management Fees for the calendar quarter (but not including any Incentive Fee) and minus (C) any cumulative net realized and unrealized trading losses (including expenses) incurred in the Managed Account since the last preceding calendar quarter for which an Incentive Fee was payable.

Custodian, administration, secretary and registrar fees
The aggregate fees payable by the Company to the Registrar and Transfer Agent, Administrator and Custodian in relation to administration services, registrar and transfer services and custody services provided to the Company are 19bp p.a. of the Net Asset Value (plus borrowings, if any) of the Company, calculated on each Valuation Day, up to $100 million, 17bp p.a. on the next $150 million, 13bp p.a, on the next $150 million and 12bp p.a. thereafter. These fees accrue daily and are paid monthly in arrears. In addition the Company pays $5,000 p.a. for secretarial services.

All of the fees specified in the foregoing paragraph above for administration, registrar and transfer, custody and secretarial services will be paid in aggregate by the Company to the Custodian. The Custodian will then be responsible for paying the individual fees due to the Administrator, and the Registrar and Transfer Agent. The Administrator will be responsible for paying the fees due to the Corporate Secretary and Bermuda Registrar.

Directors' fees
The Company shall pay the Directors such annual remuneration for acting as Directors of the Company as the Directors may from time to time agree, provided however that the annual remuneration of the Directors shall not, in the aggregate, exceed $20,000. Mr. Gannon will not receive any Directors' fee. Such fees shall be payable semi-annually in arrears.

4. Taxation

At the present time, no income, profit or capital gains taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. The Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the Company shall be exempt from all such taxes until March 28, 2016.

As an exempted mutual fund company, the Company is liable to pay in Bermuda an annual government registration fee, at a current rate of $1,870 per annum, based upon the Company's authorized share capital.

5. Share capital

The share capital of the Company is as follows:

Shares	Authorized and issued: 100 Founder Shares of US$0.01 each, having been issued for the purposes of incorporation.
Shares	Authorized and unissued: 10,000,000 redeemable shares of US$0.001 par value, which are available for issue in classes, each with a designated currency of issue. Eight share classes are authorized at December 31, 2007 a USD Share Class A, a USD Share Class B, a Euro Hedged Share Class A, a Euro Hedged Share Class B, a GBP Hedged Share Class A, a GBP Hedged Share Class B, a Yen Hedged Share Class A and a Yen Hedged Share Class B. As at December 31, 2007, shares have been issued in four classes, the USD Share Class A, USD Share Class B, Euro Hedged Share Class A and GBP Hedged Share Class B.

Each share is entitled to a vote.

Redeemable shares are offered on each business day. Applications are subject to a sales charge of up to 3% (payable to the Company and/or its placement agents). Fractional shares may be issued.

Applications and redemptions received by 5pm (Irish time) are processed the following business day. Directors may refuse to redeem any shares in excess of one-tenth of the total number of shares in issue or deemed to be in issue. The right to redeem will be temporarily suspended during any period when the calculation of the net asset value is suspended.

Income, expenses, realized and unrealized gains are allocated between Classes based on their relative net assets (with the exception of Class specific income and expenses, in particular the gains or losses arising on the Euro Hedged Share Class A and GBP Hedged Share Class B currency hedging transactions).

5. Share capital (continued)

US Dollar Share Class A	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2006	2,662,037	2,662	367,103,872	367,106,534
Shares issued	1,700,688	1,701	286,877,251	286,878,952
Shares redeemed	(1,000,158)	(1,000)	(171,925,618)	(171,926,618)
Shares to redeem (2 Jan 2008)	(2,697)	(3)	(489,997)	(490,000)
Depreciation deposits applied	-	-	2,738,504	2,738,504
Balance at December 31, 2007	**3,359,870**	**3,360**	**484,304,012**	**484,307,372**

Euro Hedged Share Class A	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2006	413,609	413	57,199,125	57,199,538
Shares issued	205,222	205	33,319,938	33,320,143
Shares redeemed	(14,114)	(14)	(2,604,292)	(2,604,306)
Depreciation deposits applied	-	-	339,464	339,464
Balance at December 31, 2007	**604,717**	**604**	**88,254,234**	**88,254,839**

GBP Hedged Share Class B	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2006	7,334	7	1,338,821	1,338,828
Shares issued	9	-	1,866	1,866
Shares redeemed	-	-	-	-
Depreciation deposits applied	-	-	-	-
Balance at December 31, 2007	**7,343**	**7**	**1,340,687**	**1,340,694**

US Dollar Share Class B	Share No.	Share Capital	Share Premium	Total
Balance at December 31, 2006	42,194	42	4,148,748	4,148,790
Shares issued	214,392	214	22,288,233	22,288,447
Shares redeemed	(30,286)	(30)	(3,387,214)	(3,387,244)
Shares to redeem (2 Jan 2008)	(51,952)	(52)	(5,762,443)	(5,762,495)
Depreciation deposits applied	-	-	143,268	143,268
Balance at December 31, 2007	**174,348**	**174**	**17,430,592**	**17,430,766**

5. Share capital (continued)

As at December 31, 2007, 9.34% of the USD Share Class A shares and 4.41% of the USD Share Class B shares were held by the ACL Fund SICAV Limited, 3.42% of the USD Share Class A shares were held by Abbey Global LP and 4.29% of the USD Share Class A Shares were held by Abbey Capital Multi-Manager Fund Limited.

6. Sundry payables and accrued expenses

	2007 US$
Brokerage commissions	154,182
Directors' fees	7,500
Audit & legal fees	87,130
	248,812

7. Financial instruments

The main risks arising from the Company's financial instruments are as follows:

Market risk
Market risk represents the potential loss that can be caused by a change in the market value of the financial instruments. The Company's exposure to market risk is determined by a number of factors including interest rates, foreign currency exchange and market volatility.

Investments may be made in markets located in countries which are exposed to the risks of political change or periods of political uncertainty which could adversely affect the market value.

Counterparty risk
There is a risk that counterparties may not perform their obligations and that settlement of transactions may not occur.

The purchase and sales of futures and options on futures contracts requires margin deposits with Futures Commodities Merchants ("FCMs"). Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other property (for example, US Treasury Bills) deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than the total cash and other property deposited.

The Company enters into forward contracts with counterparties. Forward contracts are traded in unregulated markets between principals, and consequently the Company assumes a credit risk on these contracts.

7. Financial instruments (continued)

Off balance sheet risk/derivative risk
An off balance sheet market risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the Company's Statement of Assets and Liabilities. Off balance sheet risk exists, among other situations, when the collateral received by the Company from a counterparty to an agreement with the Company proves to be insufficient to cover the Company's losses resulting from default by the counterparty of its obligation to perform under the agreement.

Futures contracts and forward contracts expose the Company to a market risk equal to the value of the contracts purchased, and unlimited liability on such contracts sold short. Such risk may therefore exceed the amounts reported on the Statement of Assets and Liabilities.

Futures and options risk
The Investment Manager may engage in various portfolio strategies on behalf of the Company through the use of futures and options. Due to the nature of futures, cash to meet margin monies will be held by a broker in segregated accounts with whom the Company has an open position. In the event of insolvency or bankruptcy of the futures exchange, or large losses sustained in the broker's segregated accounts, there can be no guarantee that such monies will be returned to the Company. On execution of an option the Company may pay a premium to a counterparty. In the event of the insolvency or bankruptcy of the counterparty, the option premium may be lost in addition to any unrealized gains where the contract is in the money.

The risks inherent in the use of the above instruments include adverse changes in the value of such instruments, imperfect correlation between the price of the instruments and movements in the price of the underlying security, index or futures contract and the possible absence of a liquid secondary market for any particular instrument at any time.

Liquidity and valuation of investments
The Company may invest in securities or derivatives which are unlisted or for which there is no active market. For example, the Company may invest in derivatives with direct or indirect exposure to emerging markets and such investments may be subject to increased political risk or adverse currency movements than securities traded in more developed markets. In addition, the Company may acquire investments which are only traded over-the-counter. Accurately valuing and realizing such investments, or closing out positions in such investments at appropriate prices, may not always be possible.

Foreign currency risk
The Net Asset Value per Share will be computed in the Functional Currency, whereas the Company's investments may be acquired in a wide range of currencies, some of which may be affected by currency movements of a more volatile nature than those of developed countries and some of which may not be freely convertible. It may not be possible or practicable to hedge against the consequent currency risk exposure and in certain instances the Investment Manager may consider it desirable not to hedge against such risk. The Investment Manager may enter into cross currency hedging transactions.

As at December 31, 2007 $9,953,853 of cash was held in foreign currency.

8. Forward foreign exchange contracts

At December 31, 2007 the Company held the following list of outstanding forward currency contracts. Calyon Inc. and Bank of America act as counterparty in same. As at December 31, 2007, the Company had the following open forward currency contracts.

Long Forward Currency Contracts	Settle date	Units	Fair value US $
Australian Dollar vs USD	1/4/08	-	117,930
Australian Dollar vs USD	1/11/08	28,800,000	163,078
Australian Dollar vs USD	1/17/08	33,225,000	(42,311)
Australian Dollar vs USD	1/23/08	6,900,000	(1,188)
Australian Dollar vs USD	1/29/08	3,720,000	(51,910)
Australian Dollar vs USD	3/19/08	22,323,715	(413,166)
Brazilian Real vs USD	1/3/08	-	56,536
Brazilian Real vs USD	2/6/08	4,985,304	(30,432)
Canadian Dollar vs Euro	3/19/08	842,811	(27,610)
Canadian Dollar vs USD	1/4/08	28,442	28,635
Canadian Dollar vs USD	1/11/08	3,174,503	96,649
Canadian Dollar vs USD	1/23/08	10,348,270	122,259
Canadian Dollar vs USD	1/31/08	18,377,999	67,908
Canadian Dollar vs USD	3/19/08	14,664,131	18,806
Swiss Franc vs Euro	3/19/08	988	876
Swiss Franc vs USD	1/4/08	574,555	506,841
Swiss Franc vs USD	1/17/08	18,377,738	(79,510)
Chilean Pesos vs USD	3/19/08	524,564,000	2,566
Colombian Peso vs USD	3/19/08	10,070,758,000	4,622
Czech Republic Koruna vs Euro	1/23/08	170,225,825	(119,407)
Euro vs British Pound	3/19/08	-	2,851
Euro vs Japanese Yen	1/29/08	8,052,000	(320,328)
Euro vs Japanese Yen	3/19/08	22,400,000	(473,925)
Euro vs Swedish Krona	1/23/08	4,700,000	(7,280)
Euro vs USD	1/11/08	19,450,000	(11,617)
Euro vs USD	1/15/08	-	(72,384)
Euro vs USD	1/17/08	14,240,000	(218,830)
Euro vs USD	1/23/08	32,600,000	(57,013)
Euro vs USD	1/29/08	-	(143,671)
Euro vs USD	1/31/08	12,168,968	267,582
Euro vs USD	3/19/08	40,778,824	(160,622)
British Pound vs Japanese Yen	1/4/08	2,770,000	(417,216)
British Pound vs USD	1/4/08	-	302,002
British Pound vs USD	1/17/08	4,150,000	(143,544)
British Pound vs USD	1/31/08	8,215,238	(168,039)
Hungarian Forint vs USD	3/19/08	380,313,100	(40,688)

8. Forward foreign exchange contracts (continued)

Indian Rupees vs USD	3/19/08	120,669,900	6,644
Japanese Yen vs USD	1/4/08	2,454,686	22,034
Japanese Yen vs USD	1/17/08	2,414,636,195	382,718
Mexican Peso vs USD	1/15/08	121,324,874	(95,255)
Mexican Peso vs USD	1/23/08	112,606,650	(49,784)
Mexican Peso vs USD	3/19/08	128,409,770	(81,175)
Norwegian Krone vs USD	1/11/08	367,954,096	1,270,993
Norwegian Krone vs USD	3/19/08	1,011,200	577
New Zealand Dollar vs USD	1/11/08	13,600,000	203,962
New Zealand Dollar vs USD	1/23/08	14,200,000	(147,284)
New Zealand Dollar vs USD	3/19/08	4,764,430	(67,348)
Singapore Dollar vs USD	1/29/08	-	(57,671)
Turkish Lira vs USD	3/19/08	5,848,257	104,085
Value of Long Forward Currency Contracts			**250,946**

Short Forward Currency Contracts	Settle date	Units	Fair value US $
Australian Dollar vs Swiss Franc	1/31/08	(600,000)	(443)
Australian Dollar vs Euro	1/31/08	(2,337,847)	(1,132)
Australian Dollar vs Euro	3/19/08	(1,017,793)	(11,280)
Australian Dollar vs British Pound	1/31/08	(1,816,898)	(3,992)
Australian Dollar vs Japanese Yen	1/31/08	(8,700,000)	76,912
Australian Dollar vs Japanese Yen	3/19/08	(200,000)	(10,084)
Australian Dollar vs USD	1/31/08	(4,602,453)	(72,799)
Canadian Dollar vs USD	1/17/08	(8,011,605)	(13,194)
Swiss Franc vs Euro	1/31/08	(1,661,121)	(7,295)
Swiss Franc vs Japanese Yen	3/19/08	(200,000)	(1,233)
Swiss Franc vs USD	1/11/08	(37,086,237)	(240,038)
Swiss Franc vs USD	1/23/08	(7,572,454)	(90,357)
Swiss Franc vs USD	1/31/08	(4,404,896)	(63,005)
Swiss Franc vs USD	3/19/08	(3,910,178)	78,407
Czech Republic Koruna vs USD	3/19/08	(41,475,800)	4,020
Euro vs Hungary Forint	1/23/08	(4,500,000)	(7,969)
Euro vs Japanese Yen	1/4/08	(16,420,000)	814,009
Euro vs Japanese Yen	1/17/08	(13,270,000)	(572,854)
Euro vs Norway Krone	1/23/08	(5,000,000)	16,859
Euro vs Polish Zloty	1/23/08	(6,950,000)	(32,602)
Euro vs Polish Zloty	3/19/08	(5,000,000)	(5,363)
Euro vs Swedish Krona	1/15/08	(5,600,000)	11,527
Euro vs USD	1/4/08	(10,795,000)	1,037,006
British Pound vs Japanese Yen	1/17/08	(27,275,000)	739,741
British Pound vs Japanese Yen	1/31/08	(1,900,000)	77,542
British Pound vs Japanese Yen	3/19/08	(250,000)	7,348

8. Forward foreign exchange contracts (continued)

British Pound vs USD	1/11/08	(8000,000)	168,225
British Pound vs USD	1/23/08	(6,400,000)	(56,022)
British Pound vs USD	1/29/08	(5,141,000)	106,668
British Pound vs USD	3/19/08	(753,819)	1,205
Indonesian Rupaihs vs USD	3/19/08	(2,175,840,000)	(9,358)
Israeli Shekel vs USD	3/19/08	(4,852,620)	(28,808)
Japanese Yen vs USD	1/11/08	(3,930,213,695)	(175,645)
Japanese Yen vs USD	1/23/08	(1,161,725,740)	(155,733)
Japanese Yen vs USD	1/31/08	(4,107,253,027)	(466,611)
Japanese Yen vs USD	3/19/08	(2,378,736,000)	(514,638)
Korean Won vs USD	3/19/08	(4,666,322,000)	85,356
Polish Zloty vs USD	3/19/08	(1,522,618)	(17,621)
Russian Rubles vs USD	3/19/08	(481,230)	(3,397)
Swedish Krona vs USD	1/11/08	(244,561,541)	(439,399)
Swedish Krona vs USD	3/19/08	(11,465,990)	(11,606)
Singapore Dollar vs USD	1/23/08	(1,586,593)	(3,985)
Singapore Dollar vs USD	3/19/08	(6,738,450)	(23,011)
Taiwan Dollars vs USD	3/19/08	(33,197,750)	3,147
USD vs South African Rand	1/23/08	(3,750,000)	(53,772)
USD vs South African Rand	3/19/08	(2,986,752)	(51,319)
Value of Short Forward Currency Contracts			**83,411**

9. Related party disclosures

The Directors, as noted on page 2, are treated as related parties. Fees of $15,000 were paid to the Directors during the period. All other related party transactions have been fully disclosed in the financial statements, including investments in affiliated funds.

10. Brokerage commissions

Brokerage commissions of $7,139,179 were charged for the period ended December 31, 2007. This amount was consolidated within the realized and unrealized gain or loss on investments in options, futures and forward foreign exchange contract transactions and translations.

11 Due from brokers

Amounts receivable from brokers – being Calyon Inc., Bank of America and Fimat International Banque S.A. – includes settlement of trades and deposits held as collateral. As at December 31, 2007, deposits required to be held as margin amounted to $94,620,415

12. Commitments and contingencies

In accordance with the Financial Accounting Standards Board's Interpretation No. 45 ("FIN 45"), the Fund is required to disclose information about commitments and contingencies. In the normal course of business the Company enters into contracts that contain a variety of warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. Historic net asset values

Net asset value ("NAV")	USD Share Class A	EUR Hedged Share Class A	GBP Hedged Share Class B	USD Share Class B
December 31, 2005	$285,458,340	$21,069,924	-	-
December 31, 2006	$449,600,964	$66,433,440	$1,542,954	$4,372,169
December 31, 2007	$610,419,135	$113,492,935	$1,675,112	$19,339,472

NAV per share	USD Share Class A	EUR Hedged Share Class A	GBP Hedged Share Class B	USD Share Class B
December 31, 2005	$148.07	€109.68	-	-
December 31, 2006	$168.90	€121.71	£107.41	$103.62
December 31, 2007	$181.68	€128.53	£114.92	$110.92

14. Subsequent events

There were no material subsequent events which necessitate revision of the figures included in the financial statements.

15. Approval of financial statements

The financial statements were approved by the Board of Directors on 7th March 2008.

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update June 2008 **+6.1%, +21.4% Year-to-date**

Summary
The ACL Alternative Fund USD Share Class A was up +6.1% in June and is +21.4% year-to-date. Gains were widely diversified across market sectors, with short positions in equity markets and long exposure to the energy sector contributing most to the profitable month.

A rise in crude oil prices to new record highs and continued evidence of distress at major financial institutions saw equity markets sell-off sharply into month-end. The USD was generally weaker on diminished expectations of a rise in US interest rates and anticipation of monetary tightening in Europe.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	-1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	-1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%	6.1%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	21.4%

Figure for June 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

Energy
Crude oil rallied to an all-time high of $143.67 at month-end, bringing its gain this year toward +46%. Prices were supported by renewed tensions in the Middle East, concerns about Nigerian production and reports of possible US government control of speculative trading in commodities markets. Natural gas prices rose to the highest level since December 2005, aided by reports that rising temperatures and tropical storms in the Gulf of Mexico may limit supplies later this summer.

FX
The USD finished weaker against the EUR at 1.5736, declining sharply into month-end after the Federal Reserve held interest rates at 2% and gave no indication of a near-term rise, despite rising inflationary pressures. Conversely, ECB President Jean Claude Trichet unexpectedly hinted that eurozone rates could rise by a quarter of a percent from 4% in July's meeting. The USD also finished weaker against the GBP, closing at 1.9908, after the Bank of England said it would focus on combating rising inflation, increasing expectations of a rate rise from the current 5% level.

Equity
The threat of rising global inflation and further losses at major financial firms saw equity markets finish sharply lower for the month and negative on the second quarter. The VIX Index, which measures implied volatility in the S&P 500, rose over +34% in June to 23.65, its biggest monthly rise since last July. The S&P 500 lost -8.6% on the month, and is now over -18% lower than its October 2007 high. European bourses also finished lower, with the FTSE declining -7.1% and the DAX losing -9.6%. In Asia the Nikkei 225 fell -6.0% and the Shanghai Composite slumped over -20%.

Financials
Bond prices finished mixed on the month as rising inflationary pressures were weighed against a decline in equity markets. US Treasuries were generally flat, declining earlier in the month on speculation of rising interest rates and consumer prices. The sharp sell-off in equities and diminished expectations of a rise in US rates saw prices reverse into month-end. European bonds closed lower on firmer prospects of a rise in the ECB target interest rate.

Performance Analysis

(as at 30th June 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	163.8%	120.6%
Annualised ROR	13.6%	12.9%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.1%	14.1%
Volatility from Nov 2003	12.8%	12.8%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Continued overleaf...

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

Agriculture and Metals

Agricultural commodity prices rallied on the month with corn and soybean prices trading near record highs. Corn rose over +20% on the month and soybeans climbed nearly +18% as the worst US Midwest flooding in 15 years threatened supplies of the crops. Gold gained over $40 in June as USD weakness and rising inflation boosted demand for the precious metal. Copper prices rose to a two-month high, aided by a weaker USD and signs of a pickup in demand from China.

Trading Style Analysis

Sixteen of the ACL Alternative's 20 managers finished positive in June. Trendfollowing was positive, capturing the price movements in the energy, base metals and equity markets. The choppy market conditions saw Macro trading finish negative, with losses driven by the short-term financial sector. Value and FX strategies were both positive, making gains from the NZD and JPY respectively. Short-term systematic trading enjoyed another profitable month, making strong gains on the sell-off in equity markets at month-end.

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to June 08*


Current Value of $1,000 invested in December 00 = $2,638
** Figure for June 08 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

Correlation Table

(Monthly Returns from December-2000 to June-2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	[illegible]	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

* Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: June 08*


Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	220.61	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	156.27	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	139.69	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	133.66	ACLALTB BH	N/A

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

RECEIVED
2008 JUL 23 P 2:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30-Jun-08

Submission of ACL Alternative Fund Ltd, file number 34999

Date	NAV
31-May-08	208.02
2-Jun-08	208.24
3-Jun-08	207.74
4-Jun-08	206.53
5-Jun-08	211.19
6-Jun-08	217.39
9-Jun-08	215.96
10-Jun-08	214.34
11-Jun-08	216.60
12-Jun-08	215.26
13-Jun-08	216.18
16-Jun-08	216.82
17-Jun-08	215.89
18-Jun-08	216.87
19-Jun-08	216.31
20-Jun-08	217.43
23-Jun-08	217.27
24-Jun-08	217.73
25-Jun-08	217.05
26-Jun-08	219.87
27-Jun-08	220.49
30-Jun-08	220.61

END